FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                            Report of Foreign Issuer
                For the period of April 3, 2006 to April 28, 2006

                                  VERNALIS PLC

                                  Oakdene Court
                                613 Reading Road
                                    Winnersh
                                   Wokingham
                               Berkshire RG41 5UA


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosure:

1.  News release dated April 6, 2006 announcing Holding(s) in Company


Enclosure No. 1


                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES
                   FOLLOWING INCREASE IN ISSUED SHARE CAPITAL


1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

INVESCO Perpetual UK Investment Series (UK ICVC)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees Ltd

5. Number of shares / amount of stock acquired

1,300,000

6. Percentage of issued class

0.42%

7. Number of shares / amount of stock disposed

1,300,000

8. Percentage of issued class

0.42%

9. Class of security

Ordinary 5p shares

10. Date of transaction

Unknown

11. Date company informed

Notification received on 5th April 2006

12. Total holding following this notification

56,021,190 shares

13. Total percentage holding of issued class following this notification

17.99% (based on issued share capital of 311,463,549 Ordinary 5p shares)

14. Any additional information

Notification given by AMVESCAP PLC as agent for the ICVC named above. Notification states that the AMVESCAP holding for SAR purposes is 86,250,380 (27.69%)

15. Name of contact and telephone number for queries

Tony Weir, Chief Financial Officer, 0118 977 3133

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Financial Officer

Date of notification

6th April 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: May 2, 2006                                  Vernalis PLC
                                                   (Registrant)



                                                    By:______________
                                                       Tony Weir
                                                       Chief Financial Officer